Exhibit 99.1 Global Eco-friendly Future Materials Provider Earnings Release Q1 2023 April 27, 2023

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the first quarter 2023. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

Contents Consolidated Business Performance Major Business Activities Business Performance by Major Areas 2023 Business Outlook Appendix

Consolidated Business Performance Profits recovered both in domestic and overseas steel businesses, and showed growth in revenue of Green Materials by 44% QoQ QoQ Income Financial Structure QoQ +3.5%p 13.0% (KRW Billion) (KRW Trillion) 21,338 19,381 +133 9.5% 7.7% 19,248 Revenue Net Debt Ratio 7.7 +2.1 10.6% OP Margin 2,258 Operating Profit +5.8%p 5.6 3.6% Net Debt △2.2% 9,238 4.4 EBITDA 3.2 1.7 +1.2 705 +1,130 0.5 △425 ’22.1Q ’22.4Q ’23.1Q ’22.1Q ’22.4Q ’23.1Q ＊’23.1Q CAPEX: KRW 1.7 tril.(consolidated), 0.3 tril.(separated) 【Before Inter-company Transaction Adjustment】 Revenue Operating Profit (KRW Billion) ‘22.1Q ‘22.4Q ‘23.1Q ‘22.1Q ‘22.4Q ‘23.1Q QoQ QoQ Steel 18,423 15,112 15,770 +658 1,678 △718 338 +1,056 * POSCO 11,272 8,675 9,622 +947 1,199 △623 251 +874 Overseas Steel 5,952 5,487 5,268 △219 315 △166 19 +185 Green Infrastructure 16,489 14,885 13,870 △1,015 479 235 382 +147 ** POSCO International 10,744 9,117 8,307 △810 335 209 280 +71 ** POSCO E&C 2,112 2,571 2,364 △207 118 22 55 +33 714 808 1,162 +354 27 △7 10 Green Materials +17 ** 665 781 1,135 +354 26 4 20 POSCO Future M +16 ＊POSCO Parent result before the vertical spin-off included(1Q 2022), separated **POSCO Energy result included in POSCO International, consolidated

Major Business Activities_Progress in Secondary Battery Materials



Material
Company
PJT
~ '22.E
'23.1Q
'23.2Q
'23.2H
'24
'25
Lithium
P-Argentina
Phase I of Brine
Construction (Plant 1. '22.10, Plant 2. '22.12)
Construction of factory/pond (1Q)
Construction of Electricity (Plant 1. '23.4)
Construction of Electricity (Plant 2. '23.5)
Completion ('24.2Q)
Phase II of Brine (UP)
Approval ('22.10)
– Detailed designing of Pond/Plant –
Construction ('23.6)
Completion ('25.2Q)
P-Lithium Solution
Phase II Brine (DOWN)
Approval ('22.10)
Incorporation ('22.12)
Construction ('23.6)
Completion ('25.2Q)
P-Pilbara Lithium Solution
Lithium Ore
Construction (Plant 2. '22.8, Plant 1 '22.11)
HQ/Sub Center Completion ('23.3)
Plant 2 Completion ('24.10)
Plant 1 Completion ('24.2.)
Plant 2 Construction ('23.1)
Plant 1 Construction ('23.4)
Test run ('23.10~)
Test run ('24.1~)
Nickel
SNNC
Iron removal
Construction ('22.6)
Completion (4Q)
POSCO
Refining
Construction ('22.10)
Construction (Extraction Facility) ('23.3)
Construction (Leaching Facility) ('23.6)
Completion (4Q)
Recycling
PLSC
UP
Completion ('22.8)
EPA('22.12)
RAMP UP
Normal operation('23.5)
P-HYCM
DOWN
Completion('22.12)
Operation start ('23.2)
RAMP UP
Initial Products out ('23.5)
– Product Certification –
Normal operation('23.11)
Next Generation
P-Silicon Solution
SiOx
Approval ('23.1)
Constuction ('23.6)
Construction of Electricity ('23.4Q)
Completion ('24.2Q)

Major Business Activities_POSCO Silicon Solution

Approved the 450-ton first phase investment for POSCO Silicon Solution, and plan to expand production capacity up to 25k tons by 2030 through four phases of investment

【Market Trends】

- Si-based anode material demand expected to rise with increased electric vehicle driving range
- Expanded to major battery companies with four times higher capacity than conventional natural·artificial graphite

Planning simultaneous investments in SiOx and Si-C for the Si electrode material project

[Si-C]

Construction underway of a 50-ton capacity demo plant in Yeong-il industrial complex

POSCO FUTURE M, RIST

[SiOx]

Acquired a domestic startup Teratechnos (Jul. 2022) and launched P-Silicon Solution

▶ Approved the first phase investment (Jan.26, CAPEX KRW 59 bil.)

▶ Plan four phases of investment by 2030

POSCO SILICON SOLUTION, POSCO HOLDINGS

【Market Outlook】

U$ Billion	2022	2025	2030
Graphite Anode	5.1	8.7	13.3
Silicon Anode	0.4	1.8	5.4

* Source : SNE Research ('22)

【Performance Comparison】

	Natural Graphite	Artificial Graphite	Silicon Anode
Capacity (mAh/g)	360	350	Approx. 1,400
Efficiency	94%	92%	78%~
Volumetric Expansion Rate	30%	20%	100%~
Sales Price (U$/kg)	5 ~ 6	8 ~ 9	40 ~ 60

* Source : RIST ('22)

*Silica Oxide(SiOx) : A product that synthesizes silicon oxide on top of nano silico particles
/ Silicon-carbon composite(Si-C) : A product that coats graphite particles with nano silicon, and then coats them once again with carbon

Major Business Activities_POSCO Silicon Solution Built and verified the first phase of SiOx 450 tons/year, followed by a four-phase Expansion nd th (2 ~4 phase) st 1 phase, expansion plan up to 25k tons/year by 450 tons 2030 (M/S 16%) 27km 10km st 1 phase, Developing integrated Silicon Anode 50 tons Expansion Si-C material complex at Pohang Yeongil industrial complex 1,577 Capacity Revenue (Tons) (KRW Billion) 958 25,450 9,238 9,238 15,450 183 7 5,450 450 2024 2026 2028 2030 2024 2026 2028 2030 ※ Next-generation battery material business 2022.2 2022.5 2022.7 2024(f) 2027

Major Business Activities_Journey to Eco-friendly Steel Making

【 POSCO's Carbon Neutral Roadmap 2050 】

Target	Compared to the base year △10% (~'30)	△50% (~'40)	Carbon Neutralization (~'50)
Strategy	Improvement of Efficiency of Existing Equipment and Development of Innovative Techonology	Expansion of Innovative Technology	Gradual Equipment Conversion
Facilities	BF·FINEX 9, HyREX 1, EAF 1	BF 3, HyREX 6, EAF 3	HyREX 9, EAF 5


BF·FINEX
EAF
Hydrogen Reduction Ironmaking(HyREX)

【 '23.1Q Activities 】

West Austrailia HBI Project Detailed Feasibility Study (~'23.3Q)


Port Hedland
(HBI Site)
Roy Hill
Perth

Location: Port Hedland, northwestern Australia
(the world's largest iron ore export port)
Facility : 1 plant of 3.5 million tons of pellet factory,
1 plant of 2 million tons of HBI
Feature: NG+hydrogen mixed gas reduction method

Approval of EAF ('23.2.20.) 2.5million tons/year

CAPEX: KRW 600 bil.
Period: 2024.1~2026.
Purpose: Production of low-carbon products during the transitional period before commercialization of HyREX

Start of HyREX Testing Equipment Design (target to operate in 2026)

Progress and Target Schedule
2022.7: Signed engineering and technical cooperation agreement with Primetals for hydrogen reduction ironmaking
2030: Commercializaion of HyREX

*HBI(Hot Briquetted Iron) : A product made by shaping Direct Reduced Iron(DRI), which is produced by removing oxygen from iron ore into a compact form resembling a nugget

Business Performance by Major Areas Steel - POSCO · Production/Sales · Income/Financial Structure - Overseas Steel · PT-KP · PZSS · P-Maharashtra · PY-VINA Green Infrastructure - POSCO International - POSCO E&C Green Materials - POSCO Future M

POSCO_Production/Sales

Production


QoQ
Utilization Rate*
87.4%
78.5%
84.7%
+6.2%p
(k tons)
Crude Steel
Product
8,770
8,452
8,047
7,578
8,499
8,304
+452
+726
'22.1Q
'22.4Q
'23.1Q

* Utilization rate : Crude Steel Production / Crude Steel Capacity

○ Production volume increased due to the normalization of operations by complete recovery from the flood

- Production volume increased and semi-finished product inventory reduced due to the normalization of Pohang Works by Jan.20,2023

※ Semi-finished product inventory(k tons)

: '22.12/E) 2,045 → '23.3/E) 1,677 (△368)

【Carbon Steel/STS Production Volume】 (k tons)

	'22.1Q	'22.4Q	'23.1Q	QoQ
Carbon Steel	7,929	7,427	**7,912**	+485
STS	523	151	**392**	+241

* Jan., Feb. 2022 : POSCO Parent result before the vertical spin-off

Sales


(k tons, %)
QoQ
Sales Volume
Domestic Sales Ratio
WTP Sales Ratio*
8,454
58.7
30.2
7,547
50.4
26.8
8,162
54.7
28.3
+615
+4.3%p
+1.5%p
'22.1Q
'22.4Q
'23.1Q

* Non-prime and semi-product figures excluded in total sales volume

○ Sales increased due to the normalization of Pohang Works and normalized sales mix through decreased sales volume of low-priced products such as slabs

【Sales volume by quarter】

(k tons)	'22.1Q	'22.4Q	'23.1Q	QoQ
CR/Coated	3,794	3,138	3,596	+458
Plate	1,307	971	1,220	+249
HR	2,098	2,260	2,244	△16
STS	495	186	360	+174
Slab	95	741	125	△616
Products Sales Volume	**8,454**	**7,547**	**8,162**	**+615**
WTP	2,468	1,782	2,226	+444

* Jan., Feb. 2022 : POSCO Parent result before the vertical spin-off

※ CR/Coated : BP, CG, CR, EG, FH, GO, GO, NO, PO, POSMAC, HGA, HGI

POSCO_Income/Financial Structure

Income



(KRW Billion)
QoQ
Revenue
OP Margin
Operating Profit
11,272
10.6%
1,199
8,675
△623
△7.2%
9,622
2.6%
251
+947
+9.8%p
+874
'22.1Q*
'22.4Q
'23.1Q

* Jan., Feb. 2022 : POSCO Parent result before the vertical spin-off

(KRW Billion)	'22.1Q*	'22.4Q	'23.1Q	QoQ
EBITDA	1,915	△35	**832**	+867

○ Profitability restored through normalized production and sales after completing the recovery, and raw material price decreases

○ Increased cash balance and debt through the issuance of corporate bonds (KRW 700 bil., USD 2 bil.)

(KRW Trillion)	'22.12/E	'23.3/E
Cash Balance	7.6	9.5
Debt	7.8	10.3

【Operating Profit QoQ】



(KRW Billion)
'22.4Q
△623
+397
Production/Sales volume increase
+414
Raw material cost decrease, etc.
ASP decreased
△311
+234
Losses from the flood decrease
+140
Cost decrease, etc.
251
'23.1Q

- **Raw Material Input Cost** : Iron ore 86, Coking Coal 92 ('22.4Q average price = 100)
- **Sales Price**(carbon steel, KRW Thousand/ton) : '22.4Q) 1,025 → '23.1Q) 1,019(△6)
  - Sales price decrease and exchange rate impact : KRW △52,000/ton
  - Improved sales mix through decreased sales of low-value added items such as slabs : KRW +46,000/ton
  - Recovered in sales price after marking the lowest point in January
- **Business losees by the flood** (KRW Billion)

	'22.4Q	'23.1Q	QoQ
Recovery Cost	288	61	△228
Inventory Loss	0.5	*△6	△6

* Reversal of inventory loss amount included

Overseas Steel Subsidiaries_Performance

Improved in profitability of subsidiaries in the East and Southeast Asia due to gradual recovery of the global steel market conditions

PT. Krakatau POSCO

- Improved profitability due to increased sales after the start of the new HR line and expanded share of high-profit domestic sales
  - Sales Price(QoQ) : +1.5%, Raw Material Price(QoQ) : △3.2%
  - HR Sales Volume(k tons) : ('22.4Q)127→('23.1Q)430
  - Domestic Sales Share(%): ('22.4Q)57→('23.1Q)64


Revenue
Operating Profit
(USD million)
508
82
498
△31
651
53
+153
+83
'22.1Q
'22.4Q
'23.1Q
QoQ

Zhangjiagang STS (PZSS)

- Profitability worsened due to increasing supply of STS with high market inventory levels generated from continued low-price competition despite delayed recovery in China
  - '23.1Q inventory valuation loss : U$ 17.1 million
  - '23.1Q STS steel production in China 7.8 million tons(+0.3 YoY)


Revenue
Operating Profit
(USD million)
857
10
781
△8
719
△53
△62
△45
'22.1Q
'22.4Q
'23.1Q
QoQ

POSCO Maharashtra

- Improved OP due to increased sales and price driven by the economic recovery in India
  - Sales Volume(k tons) : ('22.4Q) 346 → ('23.1Q) 363
  - Sales Price(QoQ) : +3.8%


Revenue
Operating Profit
(USD million)
419
54
310
△35
335
12
+25
+47
'22.1Q
'22.4Q
'23.1Q
QoQ

PY VINA

- Expanded domestic sales and maximized sales prices by inducing construction project orders from actual domestic customers despite delayed recovery in constructin demand
  - Domestic Sales Volume(k tons) : '22.4Q) 47.4 → '23.1Q) 53.9 (+13.7%)
  - Sales Price(QoQ) : +1.05% 1


Revenue
Operating Profit
(USD million)
102
4
74
3
76
5
+2
+2
'22.1Q
'22.4Q
'23.1Q
QoQ

POSCO International_Performance Income Major Activities ○ Global Business (KRW Billion) 10,745 - Steel : Profitability improved as a result of an expansion QoQ 9,117 of sales in high-profit market such as Europe, while 8,306 Revenue △811 revenue dropped due to decrease in steel sales volume - Agriculture : Continued growth in soybean sales and expansion of profits from palm business 335 +70 • OP of trading(KRW Billion) : '22.4Q △8 → '23.1Q 9 280 Operating Profit 210 • OP of palm business(KRW Billion) : '22.4Q 17 → '23.1Q 24 +1.1%p 3.4% 3.1% 2.3% ○ Energy OP Margin - E&P : OP slightly decreased due to a decline in exchange rate ’22.1Q ‘22.4Q ‘23.1Q '22.4Q '23.1Q QoQ Myanmar gas sales(Bcf) 52.0 48.0 △4.0 Myanmar OP(KRW Billion) 77.5 67.1 △10.4 【Revenue by Business】 Senex Energy sales(Bcf) 5.7 6.4 +0.7 Senex OP(KRW Billion) 14.1 12.7 △1.4 (KRW Billion) ’22.1Q ’22.4Q ’23.1Q QoQ ※ Exchange rate: KRW/U$ 1,359 → 1,276 Global Business 9,556 7,536 7,020 △516 - Power Generation : Power plant operation rate improved (former Trading) due to increase in electricity demand during winter Energy 1,189 1,581 1,286 △295 • OP(KRW Billion) : ’22.4Q 32.6 → ’23.1Q 53.9

POSCO E&C_Performance

Income



(KRW Billion)
QoQ
Revenue
2,112
2,571
2,364
△207
Operating Profit
118
5.6%
22
0.9%
55
2.3%
+33
OP Margin
+1.4%p
'22.1Q
'22.4Q
'23.1Q

【Revenue by Business】

(KRW Billion)	'22.1Q	'22.4Q	'23.1Q	QoQ
Plant	562	813	851	+38
Construction	1,019	1,057	1,042	△15
Infrastructure	223	378	321	△57
Consolidated subsidiaries*	308	323	150	△173

*NtoB excluded: transfer of 12.9% ownership to POSCO('22.11.)

Major Activities

○ [OP] Continued with profitability-focused business strategy, profitability improved due to construction sector turning a profit

- **Plant** : Revenue increased QoQ by speeding up the construction process, etc. while OP decreased due to the base effect of improved profit in the previous quarter(KRW △36 bil.)
- **Construction** : OP improved QoQ through improved profitability and expense reduction despite sales decrease (KRW +71 bil.)
- **Infrastructure** : OP decreased mainly due to overseas projects affected by sales and exchange rate fluctuations(KRW △12 bil.)

○ [Orders] Slightly decreased to KRW 2.7 tril. by 0.1 tril QoQ

- **Plant**(KRW 0.5 tril., +0.2 QoQ) : Secured stable captive business
  * Yulchon) 2nd phase of brine-based lithium(0.2),
  Kwangyang) EAF power equipments(0.1), etc.
- **Construction**(KRW 1.8 tril., △0.5 QoQ) : Increased proportion of city housing projects(54%→65%)
- **Infrastructure**(KRW 0.4 tril., +0.2 QoQ): GTX B line(0.4), etc.

POSCO Future M_Performance

Income



(KRW Billion)
Revenue
Operating Profit
OP Margin
665
26
3.9%
780
3
0.4%
1,135
20
1.8%
QoQ
+355
+17
+1.4%p
'22.1Q
'22.4Q
'23.1Q

【Revenue by Business】

(KRW Billion)	'22.1Q	'22.4Q	'23.1Q	QoQ
Cathode materials	272	385	713	+328
Anode materials	45	56	68	+12
Refractories	143	150	144	△6
Quicklime/Chemical	205	189	210	+21

Major Activities

○ Cathode : Achieved the highest sales and revenue of the quarter

- Revenue increased due to recovery of sales in N65(+73% QoQ) after customer inventory adjustments in the previous quarter, and new sales of NCMA starting from March
- Profitability partially improved due to a decline in average exchange rate and initial costs of starting a new production line
  *Exchage rate: KRW/U$ 1,359→ 1,276

○ Anode : Sales increased while electricity costs increased

- Sales of natural graphite anode materials for EVs recovered (+27% QoQ), revenue increased
- Weak improvement in profitability in increased processing costs such as electricity prices, a decline in exchange rates, and delayed in operating rates

○ Plant sector upturn, Quicklime/Chemical normalization

- Refractories : Profit increased due to major maintenance works at steel mills
- Quicklime/Chemical : Revenue improved QoQ and YoY due to the recovery of sales and the rise in price of limestome resulting from the normalization of Pohang Works

2023 Business Outlook Consolidated Revenue 86 (KRW Trillion) CAPEX 11 (KRW 2 trillion, separated] (KRW Trillion) Net Debt 11 (KRW Trillion) nd - Notice of the 2 POSCO Group Secondary Battery Materials Business Value Day– q Date : [Domestic] ’23.7.11(Tue.) / [Overseas] ’23.7.12(Wed.)~14(Fri.) q Venue : [Domestic] Art Hall, POSCO Center West Building, Seoul / [Overseas] Hong Kong and Singapore q Audience : POSCO Group and secondary battery industry analysts and investors

Shareholder Return Policy 1Q23 Earnings Release │ April 27, 2023 17

Shareholder Return Policy_Progress(~2022)

Enhancing shareholder value through the preemptive implementation of quarterly dividend policy, establishment of performance-linked midterm dividend policy, share buyback and cancellation

① Quarterly dividend policy

- Announced as the 1st large corporation in Korea in Oct. 2015
- Reduced dividend uncertainty by shortening payment intervals
- Implemented quarterly dividends from the 2Q 2016 for 27 consecutive quarters

② Midterm dividend policy

- Announced the midterm dividend policy in Jan. 2020: dividend payout ratio at around 30% from 2020~2022
- Enhanced predictability through the implementation of the concrete dividend policy and disclosure of midterm dividend goals

③ Share buyback & cancellation

- Share buyback in 2020~2021, the first in 13 years (KRW 1 tril., 5.1%)
- Share cancellation in 2022, the first in 18 years (KRW 600 bil., 3.0%)

Stable dividend of at least KRW 8,000
despite cyclical conditions of the steel industry



Dividend per share (KRW Thousand)
Consolidated net income (KRW Trillion)
6.0
4.0
2.0
(KRW Trillion)
-
15
10
5
-
8
8
8
8
8
10
10
8
17
12
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

A record-high shareholder return of KRW 3.4 tril. (29.8%)
during the midterm dividend policy period from 2020~2022



Total Shareholder Return Ratio
39%
19%
47%
Total Shareholder Return Amount (KRW Billion)
620
1286
1478
Treasury Stock Retirement
Dividend
2020
2021
2022

Shareholder Return Policy_New Shareholder Return Policy(2023~2025) Balancing shareholder value enhancement through growth and stable dividends through the midterm shareholder return policy from 2023 to 2025 Achieving sustainable growth Stable dividends in order to meet as a global eco-friendly future materials provider the expectations of long-term investors’ trust § Introducing a ‘basic dividend' to stablize shareholder § Establishing a shareholder return policy based on ‘free cash returns in response to the uncertainty of free cash flow flow' in consideration of the need for future growth investment § Maintaning quarterly dividends despite irregular cash inflow cycles of a holding company § Utilizing financial resource for the shareholder return on a ‘separate' basis taking into account the holding company’s § Improving shareholder value through proactive introduction characteristics, where the main source of income comes of advanced dividend distribution procedures of from dividends received from subsidiaries ‘determining dividends before the record date’ Financial resource for the shareholder return : 50~60% of annual free cash flow(FCF) Shareholder Return Basic dividend : KRW 10,000 per share Policy for Remaining financial resource after the payment of basic dividend shall be additionally 2023 to 2025 returned to shareholders

Appendix ESG Management Activities Summarized Income Statement Summarized Balance Sheet

ESG Management Activities_ESG Reduced serious accidents by establishing safety governance at a group level and strengthening preventive safety management § Established POSCO group’s Safety Concil(starting Apr. 2022, quarterly) - A head of Safety Health Environment Division at POSCO leads CEOs and safety managers from 15 group affiliates, 13 overseas subsidiaries to check safety metrics and sharing best practices § Adopted TRIFR* safety management index from a preventive perspective(Jul. 2022) [No. of seriously injured employees - Introduced TRIFR index in all business sites and established a culture of reporting accidents (consolidated)] * Total Recordable Incident Frequency Rate is a measure used by global businesses or sustainability standards 7 such as SASB to record and manage even minor injuries and treatments to prevent major accidents • Significant decrease in no. of serious accidents with only one case in 2022, 3 zero serious accidents for the past 14 months(as of Apr. 2023) 1 • POSCO E&C was the only one company among Korea’s top 10 construction 2020 2021 2022 companies to record zero serious accidents in 2022 Prepared for legislations by strengthening human rights practices to meet global standards for ESG disclosure and Supply Chain Mgmt Act compliance - Established a new <Human Rights Policy> reflecting global stadards including Universal Declaration of Human rights, UNGC, ILO (’22.8) - Established the POSCO Human Rights Center(’23.1) and plan to conduct human rights assessments * Total Recordable Injury Frequency Rate is calculated by dividing the total number of industrial accidents reported to the Ministry of Employment and Labor by the total number of working hours multiplying by one million

Summarized F/S_Consolidated Income Statement (KRW Billion) 22.1Q 22.4Q 23.1Q QoQ Revenue 21,338 19,248 19,381 133 Gross Profit 2,929 379 1,386 1,007 (Gross Margin) (13.7%) (2.0%) (7.2%) (5.2%p) SG&A 671 805 681 △124 Operating Profit 2,258 △425 705 1,130 (Operating Margin) (10.6%) (△2.2%) (3.6%) (5.8%p) Net Profit 1,907 △737 840 1,577 EBITDA 3,146 543 1,659 1,130 (EBITDA Margin) (14.7%) (2.8%) (8.6%) (5.8%p) EPS (KRW) 25,140 △9,716 11,079 20,795 No. of outstanding shares [Thousands) 75,849 75,849 75,849 -

Summarized F/S_Consolidated Balance Sheet (KRW Billion) 22.1Q 22.4Q 23.1Q QoQ Current Assets 50,929 47,650 50,016 2,366 Cash and Cash Equivalents 19,584 18,739 19,878 1,139 Accounts Receivable 11,708 9,770 11,279 1,509 Inventories 16,079 15,472 15,028 △444 Non-Current Assets 47,698 50,757 52,596 1,839 Tangible Assets 29,709 31,781 32,640 859 Intangible Assets 4,206 4,839 4,907 69 Other LT Financial Assets 2,371 2,333 2,661 328 Total Assets 98,627 98,407 102,612 4,205 Liabilities 41,465 40,149 43,109 2,960 Current Liabilities 23,577 23,188 22,589 △599 Non-Current Liabilities 17,888 16,961 20,520 3,559 ※ Total Debt 23,993 24,306 27,620 3,314 Shareholders’ Equity 57,162 58,258 59,504 1,246 Owners of the Controlling Stake 51,994 52,520 53,897 1,377 Net Debt 4,409 5,554 7,743 2,189 Net Debt to Equity (%) 3.5% 7.7% 9.5% 13.0%